

December 13, 2010

Eric A. Rose, M.D.
Chief Executive Officer
SIGA Technologies, Inc.
35 East 62nd Street
New York, NY 10065

>   **Re: SIGA Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 10, 2010**
>   **File No. 000-23047**

Dear Dr. Rose:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Compensation, page 17

1. Please provide draft disclosure for an amendment that explains the Compensation Committee's basis for awarding Dr. Hruby the $75,000 discretionary bonus. Notwithstanding that the award was discretionary, you are still required to disclose the committee's reasoning in making the award.

Long-Term Incentive Awards, page 17

2. Please provide draft disclosure for an amendment that discusses the stock option awards made to Ms. Dugary and Dr. Hruby in 2009, including the material performance factors considered by the Compensation Committee in determining how many options to award, the Committee's assessment of Ms. Dugary and Dr. Hruby with respect to those

performance factors, and how the Compensation Committee translated such assessment into the specific option awards ultimately granted to these named executive officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Daniel Greenspan, Special Counsel, at (202) 551-3623 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director